

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 29, 2022

Larry Wu
Chief Executive Officer
GigaCloud Technology Inc.
Unit A, 12/F, Shun Ho Tower
24-30 Ice House Street
Central
Hong Kong

> **Re: GigaCloud Technology Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 27, 2022**
> **File No. 333-266058**

Dear Mr. Wu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1

Regulation
Hong Kong, page 181

1. We note your disclosure that at this time national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law. Please amend your disclosure to also include a discussion of the laws currently applicable in Hong Kong, if material.

Annual Financial Statements
Notes to Consolidated Financial Statements
Note 13. Share-Based Compensation, page F-38

2.   You disclose on page F-39 you repurchased 389,486 share options from Mr. Wu for consideration of US$2.435 million. It appears you recorded the entire amount of consideration as additional paid in capital per page F-7. Please explain to us the accounting basis for your treatment. In particular, explain to us your consideration of ASC 718-20-35-7 in regard to any compensation element of this transaction.

Interim Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 10. Ordinary Shares, page F-71

3.   Please explain to us the basis in accounting for recording the shares issued to the Trust Holdcos as treasury shares. In your response, please explain, and disclose as appropriate, the business purpose for issuing shares to the trust beyond the disclosed purpose of holding the shares therein for and on behalf of participants in your equity incentive plans. In connection with this, explain to us and disclose as appropriate whether shares issued to the trust have been designated to specific accounts of the participants in the incentive plans. Also, explain to us how the Trust Holdcos relate to your organizational structure in the diagram on page 7. In particular, explain to us and disclose as appropriate whether or not you consolidate the Trust Holdcos and the basis for your treatment.

4.   It appears from information in the filing the 4,765,903 ordinary shares issued to the Trust Holdcos were recorded at par value instead of their fair value at the date of issuance. Please explain to us the basis in accounting for your treatment.

Note 14. Earnings Per Share, page F-74

5.   You disclose the ordinary shares issued to the Trust Holdcos (as treasury shares) are included in both the basic and diluted weighted average number of ordinary shares outstanding because they are entitled to dividend rights. Please explain to us the basis in accounting for your treatment.

      You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin Su